NOMINATION AND STANDSTILL AGREEMENT

This Nomination and Standstill Agreement, dated March 7, 2018 (this "Agreement"), is by and among the persons and entities listed on Schedule A hereto (collectively, the "Ajdler Group" or the "Investors", and individually a "member" of the Ajdler Group) and Hill International, Inc. (the "Company").

In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Board Matters.

(a) The Company agrees that following the execution of this Agreement, the Company will appoint Arnaud Ajdler ("Mr. Ajdler") as an observer to the Board until the 2018 annual meeting of stockholders (the "2018 Annual Meeting"). Accordingly, with respect to meetings of the full Board, if any, prior to the 2018 Annual Meeting (whether by telephone or in-person), Mr. Ajdler will (i) receive copies of all notices and written information furnished to the full Board, simultaneously with the distribution of such notices and written information to the full Board to the extent practicable, and (ii) be permitted to be present at all meetings of the full Board (whether by telephone or in person). Notwithstanding the foregoing, the Company shall be entitled to withhold any information and exclude Mr. Ajdler from any meeting, or any portion thereof, as is reasonably determined by the Company to be necessary to protect the Company's attorney-client privilege, or as otherwise may be appropriate.

(b) Prior to the 2018 Annual Meeting, the Board will nominate Mr. Ajdler to serve as a member of the Board and will include Mr. Ajdler in the Company's director slate for the 2018 Annual Meeting and shall, if necessary, take action to increase the size of the Board by one member effective as of the date of the 2018 Annual Meeting, provided that Mr. Ajdler agrees to provide to the Company, prior to nomination and appointment and on an ongoing basis while Mr. Ajdler is serving as a member of the Board, such information and materials as the Company routinely receives from other members of the Board or as is required to be disclosed in proxy statements under applicable law or as is otherwise reasonably requested by the Company from time to time from members of the Board in connection with the Company's legal, regulatory, auditor or stock exchange requirements, completed D&O Questionnaires in the form separately provided to Mr. Ajdler, consents to be named in the Company's proxy statement and to serve on the Board if elected (the "Nomination Documents").

(c) Upon becoming a member of the Board, Mr. Ajdler shall have the same rights (including for the avoidance of doubt with respect to consideration for committee appointments) and duties as any other Board member. At all times from the date of this Agreement through his termination of service as a member of the Board, Mr. Ajdler shall comply with all written policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, and of which Mr. Ajdler has been provided written copies in advance (or which have been filed with the Securities and Exchange Commission (the "SEC") or posted on the Company's website), including but not limited to the Company's corporate governance guidelines, code of business conduct, director stock ownership guidelines and insider trading policy and shall preserve the confidentiality of Company business and information, including

discussions or matters considered in meetings of the Board or Board committees, subject to the confidentiality provisions in Section 2.

(d) Subject to Section 1(e) below, the Company and Mr. Ajdler agree to include Mr. Ajdler in the Company's slate of directors for the 2018 Annual Meeting, and the Company shall use reasonable commercial efforts to cause Mr. Ajdler to be elected (including by recommending that the Company's stockholders vote in favor of the election of Mr. Ajdler, including Mr. Ajdler in the Company's proxy statement and proxy card for such annual meeting and otherwise supporting Mr. Ajdler for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate) (collectively, the "Election Support Efforts"), and the Ajdler Group agrees not to conduct a proxy contest regarding any matter, including the election of directors or the submission of a shareholder proposal, with respect to the 2018 Annual Meeting.

(e) Provided the Company has any obligation to include Mr. Ajdler on its slate pursuant to Section 1(d), the Company shall be not be required to include Mr. Ajdler on the slate for the 2018 Annual Meeting if at any time after the date of this Agreement, the Ajdler Group, together with all controlled Affiliates of the members of the Ajdler Group (such controlled Affiliates, collectively and individually, the "Ajdler Affiliates"), ceases collectively to beneficially own (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act), an aggregate Net Long Position of at least ten percent (10%) of the number of Voting Securities set forth in Section 6(b) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) of the shares of Common Stock of the Company outstanding as of such time. "Net Long Position" shall mean: such shares of Common Stock beneficially owned, directly or indirectly, that constitute such person's net long position as defined in Rule 14e-4 under the Exchange Act *mutatis mutandis*; provided that "Net Long Position" shall not include any shares as to which such person does not have the right to vote or direct the vote or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

(f) The Company shall not be obligated to include Mr. Ajdler on the slate of directors proposed for election at the Company's annual meeting of stockholders for any meeting other than the 2018 Annual Meeting pursuant to this Agreement.

(g) The Company shall indemnify and hold Mr. Ajdler harmless from and against, and agrees promptly to defend Mr. Ajdler from and reimburse him for, any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including, without limitation, reasonable attorneys' fees and other legal costs and expenses) which Mr. Ajdler may suffer or incur, or become subject to, as a result of or in connection with his role as an observer of the Board, other than as a result of, in connection with or following a material breach of this Agreement or any gross negligence or willful misconduct by any member of the Ajdler Group.

(h) To the extent permitted by law and the Company's existing insurance coverage, from and after the 2018 Annual Meeting, Mr. Ajdler shall be covered by the same indemnification and insurance provisions and coverage as are applicable to the individuals that are currently directors of the Company.

2. Information.

It is understood that Mr. Ajdler may receive certain non-public information concerning the Company. If Mr. Ajdler receives any such information, he agrees to hold such information in confidence and not make any disclosure of information concerning the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iii) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. Mr. Ajdler agrees that he shall, upon learning that disclosure of such information concerning the Company is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Company and allow the Company to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

3. Voting Commitment.

At the 2018 Annual Meeting, and at any meeting of the Company's stockholders held prior to the expiration of the Standstill Period, each of the Investors agrees to cause the Investor Shares (as defined below) (i) to be present for purposes of establishing a quorum and (ii) to be voted by proxy in favor of the election of all director candidates nominated by the Board and otherwise in accordance with the Board's recommendation, including in favor of each other matter recommended for stockholder approval by the Board; provided, however, that on each such matter other than proposals relating to the election or removal of directors, to the extent both of Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") recommend otherwise, the Investors may vote the Investor Shares in accordance with the ISS and Glass Lewis recommendation on such matter; provided further, the Investors may vote the Investor Shares in their discretion with respect to any tender offer, exchange offer, merger, consolidation, business combination or other change-of-control transaction of the Company. "Investor Shares" means any and all shares of voting stock of the Company held beneficially or of record as of an applicable record date by the Investors and, with respect to Investors that are entities, the Affiliates and Associates (as each term is defined below) of such Investors, and, with respect to Investors that are individuals, the Family Members (as defined below) of such Investor.

4. Standstill.

Each Investor agrees that, from the date of this Agreement until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates or Family Members will, and it will cause each of its Affiliates and Associates and Family Members not to, directly or indirectly, in any manner, acting alone or in concert with others, take any of the following actions or advise, recommend, request, encourage, solicit, influence or induce any other person to take any of the following actions, or announce any intention to take any of the following actions:

(a)   submit any stockholder proposal pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise, or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board;

(b)   engage, directly or indirectly, in any "solicitation" (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a "participant in a solicitation" (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce or seek to advise, encourage or influence any other person with respect to the voting of any voting stock of the Company (including any withholding from voting) or grant a proxy with respect to the voting of any voting stock of the Company to any person other than to the Board or persons appointed as proxies by the Board;

(c)   seek to call, or to request the call of, a special meeting of the Company's stockholders;

(d)   make a request for a list of the Company's stockholders or for any books and records of the Company;

(e)   form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the voting stock of the Company (other than a "group" that consists solely of all or some of the persons parties to this Agreement or any of their respective Affiliates or Associates);

(f)   deposit any shares of voting stock of the Company in a voting trust or similar arrangement or subject any shares of voting stock of the Company to any voting agreement or pooling arrangement, other than any such voting trust, arrangement or agreement solely among the Investors and otherwise in accordance with this Agreement;

(g)   vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board not in violation of the terms of this Agreement;

(h)   except as specifically provided in Section 1 of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board or the committees of the Board;

(i)   acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person;

(j)   other than at the express written request of the Board, seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure or composition of the Board, change in the executive officers of the Company, change to the Company's organization documents, change in capital structure, recapitalization, dividend or distribution or change in dividend or distribution policy, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company; provided, however, nothing herein shall limit the ability of the Investors to disclose, publicly or otherwise, how it intends to vote with respect to any announced tender offer, exchange offer, merger, consolidation, business combination or other change-of-control transaction that is being submitted for the approval of shareholders, and the reasons therefor, so long as any such activity is otherwise in compliance with the requirements of this Agreement;

(k)   disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing or publicly request or advance any proposal to amend, modify or waive the terms of this Agreement; provided that the Investors may make confidential requests to the Board to amend, modify or waive any provision of this Section 3, which the Board may accept or reject in its sole discretion, so long as any such request is not publicly disclosed by the Investors and is made by the Investors in a manner that does not require the public disclosure of such request by the Company, the Investors or any other person;

(l)   institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions), other than to enforce the provisions of this Agreement;

(m)   take any action challenging the validity or enforceability of any provisions of this Section 3; or

(n)   enter into any negotiations, discussions, agreement, arrangement or understanding with any person concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict the Investors from: (A) communicating privately with the Board or the Chief Executive Officer of the Company regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (B) communicating privately with stockholders of the Company and others in a manner that does not otherwise violate this Section 3, or (C) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Investors or any of their respective Affiliates or Associates, provided that a breach by Investor of this Agreement is not the cause of the applicable requirement.

As used in this Agreement:

(i)   the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include persons who become Affiliates or Associates of any person subsequent to the date of this Agreement;

(ii)   the terms "beneficial owner," "beneficially owns" and "beneficial ownership" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(iii) the term "Family Members" shall mean, with respect to an Investor, the spouse of such Investor and the children (including by adoption) of such Investor;

(iv) the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

(v) the term "Standstill Period" shall mean the period commencing on the date of this Agreement and ending the later of (A) twenty (20) days prior to the nomination deadline in connection with the nomination of directors at the 2019 annual meeting and (B) the date that Mr. Ajdler is no longer serving on the Board.

5. **Public Announcements.** No earlier than 8:00 a.m. U.S. Eastern Standard Time, on the date hereof, the Company shall announce this Agreement and the material terms hereof by means of a press release in the respective form attached hereto as Exhibit A (the "Press Release"). Neither the Company nor the Ajdler Group shall make any public announcement or statement that contradicts or disagrees with the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that the Ajdler Group intends to file this Agreement and the Press Release (if any) with the Securities and Exchange Commission as an exhibit to its Schedule 13D pursuant to an amendment.

6. **Representations and Warranties of All Parties; Representations and Warranties of the Ajdler Group.**

(a) Each of the parties represents and warrants to the other party that: (i) such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (ii) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; (iii) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party; and (iv) there is currently no pending or outstanding litigation between the Ajdler Group and the Company or affiliates thereof.

(b) Each member of the Ajdler Group jointly represents and warrants that, as of the date of this Agreement, (i) the Ajdler Group collectively Beneficially Own, an aggregate of 5,179,891 shares of common stock, par value $0.0001, of the Company ("Common Stock"); (ii) except for such ownership, no member of the Ajdler Group, individually or in the aggregate with all other members of the Ajdler Group and Ajdler Affiliates, has any other Beneficial Ownership of, and/or economic exposure to, any Voting Securities, including through any derivative transaction described in the definition of "Beneficial Ownership" above; (iii) the Ajdler Group, collectively with the Ajdler Affiliates, have a Net Long Position of 5,179,891 shares of Common Stock and (iv) the members of the Ajdler Group are the only controlled Affiliates of any member of the Ajdler Group that Beneficially Own any shares of Common

Stock. As used in this Agreement, the term "Beneficial Ownership" of "Voting Securities" means ownership of: (i) Voting Securities, (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise) and (iii) any other economic exposure to Voting Securities, including through any derivative transaction that gives any such person or any of such person's controlled Affiliates the economic equivalent of ownership of an amount of Voting Securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Voting Securities, or which provides such person or any of such person's controlled Affiliates an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any increase in the value of Voting Securities, in any case without regard to whether (x) such derivative conveys any voting rights in Voting Securities to such person or any of such person's Affiliates, (y) the derivative is required to be, or capable of being, settled through delivery of Voting Securities, or (z) such person or any of such person's Affiliates may have entered into other transactions that hedge the economic effect of such Beneficial Ownership of Voting Securities. For purposes of this Section, no Person shall be, or be deemed to be, the "Beneficial Owner" of, or to "beneficially own," any securities beneficially owned by any director of the Company to the extent such securities were acquired directly from the Company by such director as or pursuant to director compensation for serving as a director of the Company.

7.   Remedies; Forum and Governing Law. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party's principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

8.   No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

9.   Entire Agreement; Prior Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

10.   Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by both telecopy and electronic mail, when such telecopy and electronic mail is transmitted to the telecopy number set forth below and the appropriate confirmation is received and sent to the electronic mail address set forth below or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:

Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, Pennsylvania 19103
Email: WilliamDengler@hillintl.com
Attention: Executive Vice President & General Counsel

With a copy to (which shall not constitute notice):

Duane Morris LLP
30 South 17th Street
Philadelphia, Pennsylvania 19103-4196
Email: DMix@duanemorris.com
Attention: Darrick M. Mix

If to the Ajdler Group:

Arnaud Ajdler
1370 Broadway, 5th Floor
New York, New York 10018
Email: aajdler@enginecap.com ____

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

E-mail: Afreedman@olshanlaw.com
Attention: Andrew Freedman

11. <u>Severability</u>. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts (including by facsimile or PDF) which together shall constitute a single agreement.

13. <u>Successors and Assigns</u>. This Agreement shall not be assignable or assigned, directly or indirectly, by operation of law or otherwise, by any of the parties to this Agreement.

14. <u>No Third Party Beneficiaries</u>. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

15. <u>Interpretation and Construction</u>. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term "including" shall be deemed to mean "including without limitation" in all instances and all pronouns shall be deemed to include the corresponding masculine, feminine or neuter forms.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

Very truly yours,

HILL INTERNATIONAL, INC.

By: _____
Name: William H. Dengler, Jr.
Title: EVP, General Counsel & Secretary

Accepted and agreed as of the date first written above:

ARNAUD AJDLER

_____
Arnaud Ajdler

ENGINE AIRFLOW CAPITAL, L.P.

By: Engine Investments II LLC, its
        General Partner

By: _____
Name: Arnaud Ajdler
Title: Managing Member

ENGINE CAPITAL, L.P.

By: Engine Investments, LLC, its
        General Partner

By: _____
Name: Arnaud Ajdler
Title: Managing Member

ENGINE JET CAPITAL, L.P.

By: Engine Investments, LLC, its
        General Partner

By: _____
Name: Arnaud Ajdler
Title: Managing Member

ENGINE CAPITAL MANAGEMENT
LLC

By: _____
Name: Arnaud Ajdler
Title: Managing Member

ENGINE INVESTMENTS, LLC

By:
Name: Arnaud Ajdler
Title: Managing Member

ENGINE INVESTMENTS II, LLC

By:
Name: Arnaud Ajdler
Title: Managing Member

SCHEDULE A

Arnaud Ajdler
Engine Airflow Capital, L.P.
Engine Capital, L.P.
Engine Jet Capital, L.P.
Engine Capital Management, LLC
Engine Investments, LLC
Engine Investments II, LLC